Vanessa J. Schoenthaler Direct: (212) 980-7208 vanessa.schoenthaler@saul.com www.saul.com

January 10, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Belpointe PREP, LLC Amendment No. 2 to Draft Registration Statement on Form S-11 Submitted January 10, 2023 CIK No. 0001807046

Dear Ms. Rivera and Mr. Lopez:

On behalf of Belpointe PREP, LLC (the “Company”), we are submitting this letter in response to a letter dated, July 15, 2022, from the staff of the Securities and Exchange Commission (the “Commission”) with respect to a revised draft of the Company’s Draft Registration Statement on Form S-11, submitted to the Commission on June 30, 2022 (“Amendment No. 1”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR a second revised Draft Registration Statement (the “Amendment No. 2”) revised in response to the Staff’s comment as well as to reflect certain additional changes.

Set forth below is the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is presented in bold italics. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-11 submitted June 30, 2022

General

1. We note your response to comment 1, however, we disagree that your offering complies with Item 501(b)(3) of Regulation S-K. Your disclosure that your offering price per Class A unit is “to be negotiated between [you] and offering participants by reference to a range of within 5% of [y]our current NAV” does not provide investors with a particular method or formula for determining the offering price. In addition, in conducting an offering at a price to be determined in the future and subject to negotiation, it appears you are trying to conduct a shelf offering when you are not eligible to conduct a shelf offering. Please revise your registration statement accordingly.

The Company acknowledges the Staff’s comment. The Company is now eligible to conduct an at the market offering in reliance on Rule 415(a)(1)(x) and has revised Amendment No. 2 throughout accordingly.

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Very truly yours,

/s/ Vanessa J. Schoenthaler
Vanessa J. Schoenthaler

cc:	Brandon E. Lacoff, CEO, Belpointe PREP, LLC

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